EXHIBIT 4.32

KEY EQUIPMENT FINANCE

USA TRUCK, INC.

Key Equipment Finance Lance Vincent Leasing Manager 4317 Onyx Dr. Carrollton, TX 75010 (214) 731-8285 Phone (214) 731-8789 Fax

November 5, 2003

Craig Shelly

Treasurer

USA Truck, Inc.

3200 Industrial Park Road

Van Buren, AR 72956

Craig:

Key Equipment Finance, a Division of Key Corporate Capital Inc. is pleased to present the following equipment financing proposal for your review and consideration. The following terms and conditions are based upon information furnished to us by you.

SUMMARY OF TERMS AND CONDITIONS

LESSOR	Key Equipment Finance, a Division of Key Corporate Capital Inc., or its Assignee.

LESSEE	USA Truck, Inc.

FACILITY TYPE	Lease Line of Credit.

EQUIPMENT COST	Up to $10,000,000.00

EQUIPMENT	130 new 2004 and 2005 Freightliner and International tractors.

Final Equipment specifications to be reviewed and approved by Lessor prior to funding.

EQUIPMENT LOCATION	4303 North Main Street

East Peoria, IL 61611

CLOSING DATE(S)	Monthly, through December 31, 2004.

This proposal is based upon both the assumption and the condition that the closing(s) for this transaction will take place on the 15th of each month from January 1, 2004 through December 31, 2004. If the closing(s) do not take place on the closing date(s) indicated in the attached schedule, the Rental Amounts (and other economic factors) set forth herein may be adjusted to reflect the actual closing date(s). All fundings will be conditioned on the delivery and acceptance of the Equipment by Lessee.

LEASE INFORMATION

LEASE TYPE/DOCUMENTATION

Tax lease with Terminal Rental Adjustment Clause, evidenced by documentation to be provided by Lessor and satisfactory to Lessor and Lessee. This documentation will be the final and complete expression of the financing summarized in this proposal.

INITIAL LEASE TERM	42 months.

RENTAL AMOUNT	See attached Schedule of Lease Payment Factors.

ADJUSTMENT OF RENTAL AMOUNT PRIOR TO LEASE CLOSING

During the Initial Lease Term and a Renewal Term, if any, the Rental Amount in place at lease closing will be fixed. The Rental Amount quoted in this Proposal was calculated using a rate based on the 3-Year Interest Rate Swap Rate, which was 2.82 as of October 30, 2003. Such Rental Amount shall be adjusted to lease closing to reflect changes in the 3-Year Interest Rate Swap Rate until the Rent Commencement Date under the Lease (and then shall be fixed for the term of the Initial Lease Term and any Renewal Term) as follows:

IF

the 3-Year Interest Rate Swap Rate for the day on which the final equipment schedule evidencing this transaction (as determined by Lessor) is sent to Lessee by Lessor is greater than or less than the rates shown in the table below.

THEN

for each one basis point (.01%) variance, the rate upon which the Rental Amount is calculated shall be increased or decreased, as the case may be, by one basis point (.01%).

Based upon such new rate, the Rental Amount shall be adjusted accordingly. As used in this Section, the term “3-Year Interest Rate Swap Rate” shall mean the 3-Year Interest Rate Swap Rate as indicated by the Federal Reserve’s H.15 report, which can be found at: www.federalreserve.gov/releases/h15/update

RENTAL PAYMENT OPTIONS

Lessee may choose to pay Rental Amount by using Lessor’s automatic direct debit service (Option A), subject to written agreement between Lessor and Lessee, or by issuing a check payable to Key Equipment Finance (Option B). Please indicate your preference by checking the correct option at the end of this proposal.

TERMINAL RENTAL ADJUSTMENT

Lessee will represent and warrant that the Lease constitutes a “Qualified Motor Vehicle Agreement” under applicable law. Subject to certain notice and absence of defaults provisions, at the expiration of the Initial Term, Lessee shall have the option to purchase the Equipment for a purchase price equal to 40.0% (the “Estimated FMV”), which represents the parties present best estimate of the fair market value of the Equipment on such date determined by using commercially reasonable methods which are standard in the industry. If Lessee does not exercise the foregoing purchase option, the Equipment will be sold to a third party. Through the use of a Terminal Rental Adjustment, any (1) deficiency between the Net Sales Proceeds (as defined by Lessor) and the Estimated FMV shall be promptly paid by Lessee to Lessor, and (2) excess of the Net Sales Proceeds (as defined by Lessor) over the Estimated FMV shall be promptly paid by Lessor to Lessee.

NET LEASE

The Lease will be a noncancellable, net lease transaction whereby insurance, maintenance, and all applicable taxes (including sales and/or use taxes, which will be added to the cost of the Equipment or collected on the gross rentals, as appropriate under the laws of the particular state) are the responsibility of the Lessee. Lessor will make no warranties, expressed or implied, relating to the Equipment.

INSURANCE

Lessee may have the option to self insure for property damage and partially self insure for liability, at a level acceptable to Lessor.

DOCUMENTATION FEE	Waived.

MISCELLANEOUS

SALES TAX EXEMPTION

Many companies are exempt from sales and/or use tax. For Lessor to qualify for Lessee’s sales tax exemption, a valid tax exemption certificate, satisfactory in all respects to Lessor, for the state where the Equipment will be located will be required at lease closing.

TAX ASSUMPTIONS

This proposal assumes that (1) Lessor will be considered owner for Federal income tax purposes, (2) the equipment is three (3) years MACRS property, and (3) the maximum available depreciation deductions on the full amount of Lessor’s capitalized cost of equipment are available to Lessor. Lessee warrants and represents to Lessor that the item (2) above is true and accurate.

This Proposal assumes that the transaction described herein is eligible for certain benefits (“Benefits”) of Public Law No: 107-147 (the Job Creation and Worker Assistance Act of 2002). If for any reason Lessor determines that the transaction is not eligible for such Benefits, the pricing contained herein shall be modified accordingly.

FINANCIAL STATEMENTS

Lessee shall furnish Lessor with its financial statements, in a form satisfactory to Lessor, for the last three fiscal years and latest interim financial statements. Lessee shall also provide the name of its major bank, and the address, phone number and account officer name.

PROPOSAL ACCEPTANCE/EXPIRATION

This proposal is subject to approval by the Lessee on or before November 14, 2003. Unless this date is extended in writing by Lessor, if Lessor has not received a copy of this proposal, signed by Lessee, on or before such date, this proposal will expire.

CHANGE IN TAX LAW

The Rent Amount, and all other economic factors which are part of this proposal, will be adjusted before each lease closing to reflect any changes in the Internal Revenue Code of 1986 (the “Code”) or its regulations (as compared to the Code and its regulations as in effect on February 17, 2004), which is enacted on or before each such lease closing (including changes relating to the tax rate applicable to Lessor or its affiliates), other than changes regarding investment tax credits. These adjustments will be calculated to preserve Lessor’s (or its affiliates) expected after-tax yield.

Notwithstanding the above, obligations of Lessor (or its affiliates) to fund each lease closing will be subject to no actual, pending or proposed change in tax law having occurred that, in Lessor’s opinion, might adversely affect it or its affiliates.

DISCLAIMER

Lessor has offered this proposal based on assumptions provided by the Lessee. This proposal is not intended to give advice, representations or warranties to the Lessee, and we encourage you to discuss this proposal with your CPA and/or tax advisor. Lessor has not made, and hereby disclaims any advice, representations, warranties and covenants, wither express or implied, with respect to the legal, economic, accounting, tax and/or other effects of the lease and the transactions contemplated thereby.

This proposal is subject to the formal approval of Lessor, a Division of Key Corporate Capital Inc. (and/or assignee) and the execution of documentation acceptable to Lessee and Lessor. It should not be construed as a commitment by Lessor to engage in this financing.

The economics of this proposal are based on the assumption that this commitment involves two (2) vendors, one (1) equipment location, and will take down in monthly fundings in a minimum amount of $500,000.00 apiece. Any material changes to these assumptions may result in an adjustment to the transaction economics.

This proposal is issued in reliance upon the accuracy of all information, representations and exhibits presented by Lessee to Lessor and is also contingent upon the absence of any material adverse change in the Equipment or Lessee’s condition, financial or otherwise, from the condition as it was represented to Lessor at the time of this proposal.

If the foregoing meets with your approval, please sign this letter in the space provided below and fax a copy of it to Lance Vincent’s attention at 214-731-8789, on or before the proposal Expiration Date set forth above. Our receipt of such signed copy will constitute your application for consideration by Lessor for the financing summarized in this proposal.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR APPLYING FOR FINANCING WITH US

To help the government fight the funding of terrorism and money laundering activities, federal law requires us to obtain, verify, and record information that identifies each customer who opens an account or applies for financing. Therefore, all new and existing customers are subject to the identity verification requirements.

When a customer applies for financing with us, we will ask for the customer’s name, address and identification number, and, in the case of an individual, his or her date of birth. For business accounts, we may also obtain this information for individuals associated with the business. We may also request to see a driver’s license or other identifying documents. In all cases, we are committed to protecting the privacy and identity of each of our customers.

Thank you for allowing us the opportunity to present this Proposal. If you have any questions, please feel free to contact Dave Puma at 972-527-8648, or Lance Vincent at 214-731-8285.

Sincerely,

Key Equipment Finance, a Division of Key Corporate Capital Inc.

By:	/s/ DAVID M. PUMA

David M. Puma
Leasing Manager

By:	/s/ LANCE VINCENT

Lance Vincent
Leasing Manager

APPROVED THIS              DAY OF                     , 20

USA TRUCK, INC.

By:	/s/ CLIFF BECKHAM

Name:	Cliff Beckham
Title:	CFO

Federal Tax ID: 71-0556971

Lessee State of Incorporation: DE

Lessee Fiscal Year End: 12/31

Choose Method of Payment: Option A (Direct Debit) ☒ Option B (Check) ☐

Schedule of Lease Payment Factors for lease schedules commencing on date shown below. Payments monthly in arrears.

January 15, 2004	1.613160%

February 15	1.611012%

March 15	1.608811%

April 15	1.606915%

May 15	1.607047%

June 15	1.605156%

July 15	1.593707%

August 15	1.590935%

September 15	1.584696%

October 15	1.584471%

November 15	1.581865%

December 15	1.579187%